UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                  (Amendment No. _______)*




            Meridian Medical Technologies, Inc.
            (formerly Survival Technology, Inc.)
-------------------------------------------------------------------------------
                      (Name of Issuer)


-------------------------------------------------------------------------------
                 Common Stock, .10 par value
               (Title of Class of Securities)


                          869028100
                       (CUSIP Number)

                      Patricia Sunseri
                      Mylan Laboratories, Inc.
                      130 Seventh Street, 1030 Century Bldg.
                      Pittsburgh, PA  15222
                      (412) 232-0100
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized
                           to Receive Notices and Communications)

                               November 20, 1996
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                         SCHEDULE 13D

CUSIP No.869028100                                        Page 2 of 6 Pages


    1     NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            Mylan Laboratories, Inc.
                            25-1211621
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) []
                                                              (b) []


    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

                            OO
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                          TO ITEMS 2(d) OR 2(e)                              []


    6     CITIZENSHIP OR PLACE OR ORGANIZATION

                            Pennsylvania

                                 7       SOLE VOTING POWER

           NUMBER OF                             272,299
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                 8       SHARED VOTING POWER

                                                  None
                                 9       SOLE DISPOSITIVE POWER

                                                 272,299
                                 10      SHARED DISPOSITIVE POWER

                                                 None
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 272,299
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                                              SHARES*                      []


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  9.2%
   14     TYPE OF REPORTING PERSON*

                                   CO
===============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.                               Page 3 of 6 Pages

     This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock), of Meridian Medical Technologies, Inc, a Delaware corporation (formerly Survival Technology, Inc.) (the "Issuer"). The Issuer's principal executive offices are located at 2275 Research Boulevard, Rockville, MD 20850.

Item 2.  Identify and Background.

     This Schedule 13D is filed on behalf of Mylan Laboratories, Inc. a Pennsylvania corporation (the "Reporting Person"). The Reporting Person is primarily engaged in the development, manufacturing and distribution of pharmaceutical products for resale by others. The principal place of business and executive offices of the Reporting Person are located at 130 Seventh Street, 1030 Century Building, Pittsburgh, PA 15222.

     Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of the Reporting Person containing the following information with respect to such persons: (i) name, (ii) business address and
(iii) present principal occupation or employment and the name and, if different from the person's business address, the address of any other corporation or organization in which such employment is conducted. Each person listed in
Schedule I is a United States citizen.

     During the past five years, neither the Reporting Person nor any person named in Schedule I (based on information provided by such individuals) has been
(i) involved in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule 13D relates to the beneficial ownership of the Reporting Person of 272,299 shares of Common Stock of the Issuer. Of such 272,299 shares of Common Stock, 43,556 are issuable on exercise of currently exercisable warrants to purchase shares of Common Stock. On April 15, 1996, the Reporting Person acquired 108,892 shares of Series F 10% Convertible Preferred Stock, $
 .01 par value (the "Preferred Stock") of Brunswick Biomedical Corporation ("Brunswick"). In connection with the merger of Brunswick into the Issuer, which transaction was consummated on or about November 20, 1996, each share of the Preferred Stock was converted into 2.1 shares of Common Stock and a warrant to purchase 0.4 shares of Common Stock as $11.00 per share exercisable for five years from the effective time of the merger.

Item 4.  Purpose of Transaction.

     The Reporting Person has acquired the Common Stock and the Warrants for investment purposes. The Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by it either in the open market, in privately negotiated transactions or otherwise, or take such other action or actions with respect to the Common Stock as it deems advisable to the extent permitted under applicable federal and state securities law; however, the Reporting Person has no present intention of engaging in any such transaction.

     Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)  A sale or transfer of a material amount of assets of the Issuer;

                                                    Page 4 of 6 Pages

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     The number of shares of Common Stock issued and outstanding and the percentage calculation resulting therefrom in this Schedule 13-D are based on information contained in the definitive proxy statement of the Issuer dated October 30, 1996. The Reporting Person disclaims responsibility for the accuracy of the number of shares of Common Stock issued and outstanding and the resulting percentage calculations.

     The Reporting Person beneficially owns 272,299 shares of Common Stock, representing approximately 9.2% of the Common Stock issued and outstanding; 43,556 of such shares are issuable on exercise of currently exercisable warrants. The Reporting Person has sole voting and disposition power with respect to all Common Stock beneficially owned by it. None of the persons listed on Schedule I owns Common Stock.

     Except as described herein, no transactions in Common Stock were effected during the past 60 days by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                            Not applicable.

Item 7. Materials to be Filed as Exhibits.

         None

                                Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 27, 1996                   MYLAN LABORATORIES, INC.


                                        ___________________________________
                                               By:
                                               Title:

              Page 5 of 6 pages        SCHEDULE I

     The following is a list of the executive officers and directors of the Reporting Person. Unless otherwise indicated, the business address of each executive officer and director is 130 Seventh Street, 1030 Century Bldg., Pittsburgh, PA 15222.

                          Executive Officers
                     --------------------------------
Name                            Office Held (Principal Occupation)
-------------                  ---------------------------------------
Milan Puskar                    Chairman, CEO & President

Dana G. Barnett                 Executive Vice President

Louis J. DeBone                 Vice President - Operations

Roger L. Foster                 Vice President & General Counsel

Roderick P. Jackson             Senior Vice President

Joseph J. Krivulka              Vice President

Dr. John P. O'Donnell           Vice President - Research & Quality Control

Robert W. Smiley, Esquire       Secretary
                                Doepken Keevican & Weiss,
                                Professional Corporation.
                                600 Grant Street, USX Tower
                                37 Floor
                                Pittsburgh, PA 15219

Patricia Sunseri                Vice President - Investor and Public Relations

C.B. Todd                       Senior Vice President


                                          Directors

Name and Principal Occupation         Business Address
---------------------------------    -----------------------------
Milan Puskar                     Chairman of the Board, CEO &
                                 President of Mylan Laboratories, Inc.

C.B. Todd                        President of Mylan Pharmaceuticals, Inc.

Dana G. Barnett                  Executive Vice President of Mylan
                                 Laboratories, Inc.

Laurence S. DeLyn                Retail Consultant

John C. Gaisford, M.D.           Director of Burn Research West Penn Hospital
                                 West Penn Hospital
                                 Suite 340 Mellon Pavillion
                                 Pittsburgh, PA 15224



                                                        Page 6 of 6 pages



Robert W. Smiley, Esquire        Doepken, Keevican & Weiss, .
                                 Professional Corporation
                                 600 Grant Street, USX Tower
                                 37th Floor
                                 Pittsburgh, PA 15219